Mail Stop 0407

      							June 7, 2005


Mr. Horace J. Davis, III
Chief Executive Officer and Chief Financial Officer
Trinsic, Inc.
601 South Harbour Island Boulevard
Suite 220
Tampa, FL 33602

	Re:	Trinsic, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005

		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 000-28467

Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanations. In our comments we asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Note 2.  Summary of Significant Accounting Policies, page 59

Long-Lived Assets, page 59

1. In light of the December 15, 2004 decision by the FCC to limit the availability of unbundled network elements pursuant to section 251 of the Telecommunications Act of 1996, it appears you should have tested your long-lived assets for recoverability pursuant to paragraph 8 of
SFAS 144. Please explain to us management`s consideration of this change in circumstance when complying with the guidance in SFAS 144.
If you did test your long-lived assets for impairment tell us when and explain to us in detail why an impairment was not recognized. If you have not tested your long-lived assets for impairment explain to us why not.

Note 5. Property and Equipment, page 64

2. In the 2nd paragraph on page 10 of your 10-Q for the quarter ended
March 31, 2005, you disclose that you reserved $2.5 million of the promissory note from SipStorm, Inc. to reflect its estimated realizable value. Please tell us in your response letter the change in circumstances that occurred during the 1st quarter of 2005 that caused you to reserve $2.5 million of this note. In addition, explain to us in detail how you originally accounted for the issuance of this promissory note and the related transfer of property and equipment to SipStorm, Inc.

Note 9. Accounts Payable and Accrued Liabilities, page 66

3. We refer to the last paragraph on page 43 where you state, "we accrue the amount of the charges we believe represent valid charges against us". Explain to us in your response letter what you mean by
"valid charges". Does your determination of "valid charges" have a history of correlating with the amount of the charges that you end up paying? Further we note your disclosure in Note 17 on page 71 that states "we have accrued access charges we believe are probable of payment." Tell us whether you have accrued the $19.6 million of disputed amounts at December 31, 2004.

4. Further, tell us in your response letter whether you have accrued for the $2.3 million back-billing of dispatch charges by Verizon, as discussed on page 44. If not, explain to us in detail why you believe an accrual was not necessary.

Note 13.  Mandatorily Redeemable Convertible Preferred Stock, page
68

5. Based on your disclosure, it appears that these transactions constitute an induced conversion as defined by EITF Topic D-42 and SFAS 84. Please tell us in your response letter how you considered this guidance in accounting for the conversion of the Series D, Series E, and Series G convertible preferred stock into shares of your common stock. Further, explain to us in detail how you computed the deemed dividend related to beneficial conversion feature of
$57.6
million and the mandatorily redeemable convertible preferred stock dividends and accretion of $15.3 million for the year ended December
31, 2004. You may wish to provide us with journal entries to facilitate our understanding of these transactions.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or
Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Horace J. Davis, III
Trinsic, Inc.
June 7, 2005
Page 4